UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CITIGROUP ALTERNATIVE INVESTMENTS TRUST
(Name of Subject Company (Issuer))

CITIGROUP ALTERNATIVE INVESTMENTS TRUST
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

17309H104
(CUSIP Number of Class of Securities)

Millie Kim, Esq.
Citigroup Alternative Investments LLC
731 Lexington Avenue, 28th Floor
New York, NY 10022
(212) 559-8580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Paul Schreiber, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

March 4, 2008

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $26,987,220.77	Amount of Filing Fee:	(b) $1,060.60

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,060.60
Form or Registration No.:	Schedule TO
Filing Party:	Citigroup Alternative Investments Trust
Date Filed:	March 4, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 4, 2008 by Citigroup Alternative Investment Trust (the “Company”), relating to an offer to purchase up to 20% of outstanding Citigroup Alternative Investments Tax Advantaged Short Term Fund Shares at Series net asset value, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits

The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO:

Exhibit No.	Description

E(1)	FORM OF LETTER TO SHAREHOLDERS IN CONNECTION WITH TERMINATION OF TENDER

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CITIGROUP ALTERNATIVE INVESTMENTS TRUST

By:	/s/ Reaz Islam
Name: Reaz Islam
Title: President and Trustee

April 4, 2008